Exhibit 99.2

DELTA HOUSE FPS, LLC

Exhibit 99.2

Independent Auditor’s Report

Members
Delta House FPS, LLC
Houston, Texas

We have audited the accompanying financial statements of Delta House FPS, LLC, which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Delta House FPS, LLC as of December 31, 2015 and 2014, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 2 to the financial statements, Delta House FPS, LLC adopted the provisions of Accounting Standards Update No. 2015-03, Simplifying the Presentation of Debt Issuance Costs.

/s/ BDO USA, LLP
Houston, Texas

February 29, 2016

Exhibit 99.2

DELTA HOUSE FPS, LLC
BALANCE SHEETS
(in thousands)

	December 31,
	2015	2014
ASSETS:
Current assets
Cash and cash equivalents	$—	$2,314
Restricted cash	43,004	5,325
Accounts receivable - related party	82,081	48
Prepaid expenses	175	—
Total current assets	125,260	7,687

Restricted cash - decommissioning	284	—
Accounts receivable - related party - decommissioning	125	—
Property and equipment, net	664,638	611,075
Derivative asset	168	841
Total assets	$790,475	$619,603

LIABILITIES AND MEMBERS' EQUITY:
Current liabilities
Accounts payable and accrued liabilities	$102	$8,049
Accounts payable and accrued liabilities - affiliates	19	674
Derivative liability	1,027	2,196
Short-term debt	121	—
Current portion of long-term debt	127,787	27,760
Total current liabilities	129,056	38,679

Long-term debt, net of debt issuance costs	165,623	291,451
Deferred revenue	177,928	—
Asset retirement obligations	14,457	—
Total liabilities	487,064	330,130
Commitments and contingencies, Note 7

Members' equity	303,411	289,473
Total liabilities and members' equity	$790,475	$619,603

See accompanying notes to financial statements.

Exhibit 99.2

 DELTA HOUSE FPS, LLC
STATEMENTS OF OPERATIONS
(in thousands)

	Years ended December 31,
	2015	2014
Revenues - related party	$90,948	$—

Expenses:
General and administrative expenses	1,397	47
Accretion of asset retirement obligations	538	—
Depreciation and amortization	4,818	—
Total expenses	6,753	47

Income (loss) from operations	84,195	(47)

Other expenses:
Interest expense	9,980	—
Loss on derivatives	1,349	1,355
Total other expenses	11,329	1,355
Net income (loss)	$72,866	$(1,402)

See accompanying notes to financial statements.

Exhibit 99.2

DELTA HOUSE FPS, LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
(in thousands, except unit amounts)

	Class A		Class B		Class C		Class D		Members' Equity
	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Balance at December 31, 2013	92,164	$380,398	—	$—	—	$—	3	$3	$380,401
Units issued for capital contributions	—	—	6,466	6,466	—	—	—	—	6,466
Capital contributions	—	186,386	—	—	—	—	—	—	186,386
Distributions	—	(282,378)	—	—	—	—	—	—	(282,378)
Net loss	—	(1,402)	—	—	—	—	—	—	(1,402)
Balance at December 31, 2014	92,164	283,004	6,466	6,466	—	—	3	3	289,473
Units issued for capital contributions	—	—	41,392	41,392	—	—	—	—	41,392
Capital contributions	—	8,219	—	—	—	—	—	—	8,219
Distributions	—	(108,539)	—	—	—	—	—	—	(108,539)
Net loss	—	72,866	—	—	—	—	—	—	72,866
Balance at December 31, 2015	92,164	$255,550	47,858	$47,858	—	$—	3	$3	$303,411

See accompanying notes to financial statements.

Exhibit 99.2

DELTA HOUSE FPS, LLC
STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2015	2014
Cash flows from operating activities
Net income (loss)	$72,866	$(1,402)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	4,818	—
Accretion of asset retirement obligations	538	—
Amortization of debt issuance costs	1,415	—
Loss on derivatives	1,349	1,355
Changes in operating assets and liabilities:
Accounts receivable	(82,158)	(47)
Accounts payable and other current liabilities	(244)	—
Prepaid expenses	(175)	—
Deferred revenue	177,928	—
Net cash provided by (used in) operating activities	176,337	(94)
Cash flows from investing activities:
Change in restricted cash	(37,963)	(5,325)
Additions to property and equipment	(52,238)	(241,840)
Net cash used in investing activities	(90,201)	(247,165)
Cash flows from financing activities:
Capital contributions	49,611	192,852
Debt issuance costs	(38)	(14,946)
Debt borrowing	480	333,000
Debt repayment	(28,119)	—
Distributions	(108,539)	(282,378)
Settlements on derivatives, net of amounts capitalized	(1,845)	—
Net cash flows provided by financing activities	(88,450)	228,528
Decrease in cash and cash equivalents	(2,314)	(18,731)
Cash and cash equivalents, beginning of period	2,314	21,045
Cash and cash equivalents, end of period	$—	$2,314

Supplemental cash flow disclosures
Interest paid, net of amounts capitalized	$8,101	$—
Non-Cash Investing Activities
Changes in asset retirement cost	$13,919	$—
Changes in property and equipment financed by accounts payable and accrued liabilities	$(8,358)	$(18,214)
Capitalized amortization of debt acquisition costs	$582	$1,156

See accompanying notes to financial statements.

Exhibit 99.2

DELTA HOUSE FPS, LLC
NOTES TO FINANCIAL STATEMENTS
(in thousands)

1. Organization and Nature of Operations

Delta House FPS, LLC (the “Company”) was formed in the state of Delaware as a limited liability company on October 18, 2012. The Company is to continue in existence until it is dissolved and terminated by the members of the Company in accordance with the provisions of the Limited Liability Agreement (the “LLC Agreement” or “Operating Agreement”). The Company was formed to finance, design, construct, and own and operate a floating production system (“Base FPS”) for use in the Gulf of Mexico. The planned capacity of the Base FPS is 80,000 barrels per day of oil, 40,000 barrels per day of water, and 200 MMCF per day of natural gas. The oil lateral facilities attached to the Base FPS have a planned capacity of 100,000 barrels per day of oil. The natural gas lateral facilities attached to the Base FPS have a planned capacity of 240 MMCF per day of natural gas.

The Base FPS became operational in April 2015.

On December 6, 2012, the Company entered into a processing agreement with the producers (the “Producers”) of the Marmalard, Neidermeyer, and SOB 2 prospects (the “Anchor Prospects”), Blue Wing Olive, Malachite, and SOB III prospects (the “Secondary Prospects”), and Otis and Odd Job prospects (the “Additional Priority Prospects”) in the Gulf of Mexico for the use of the Company’s Base FPS. The Producers have agreed to pay the Company a production handling fee based on the oil, natural gas, and condensate produced from the Anchor Prospects. It is expected that production from other prospects near the Anchor Prospects also may be processed through the facility in the future. In the event of a suspension of production, the Producers are contractually obligated to pay a suspension fee as defined in the processing agreement. The Producers will also pay a decommissioning fee on the production processed through the facility, which will be used to fund the decommissioning and abandonment costs of the Base FPS.

Profits and losses are allocated to the members in proportion to their equity percentage interests, with certain restrictions dictated by specific terms under the LLC Agreement.

2. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in U.S. dollars using accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Cash and Cash Equivalents

Cash and cash equivalents represent cash and short-term, highly liquid investments, with original maturities of three months or less. There were no cash equivalents as of December 31, 2015 and 2014.

Restricted Cash

The Company is required under the terms of its credit agreement to maintain restricted cash deposits for construction, revenue receipts, debt service, decommissioning, operating expenses, and loss proceeds.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable, debt, and derivative assets and liabilities. See Note 4 regarding the fair value of derivative assets and liabilities. The carrying amounts of the other financial instruments approximate fair value due to the short-term nature of these instruments or market rates of interest.

Accounts Receivable

Receivables from the sale of oil and natural gas processing services are unsecured. Allowance for doubtful accounts are determined based on management’s assessment of the creditworthiness of the customer. Past due accounts are written off against the allowance for doubtful accounts only after all collection attempts have been exhausted. At December 31, 2015 and 2014, management believed that all balances from customers were fully collectible such that no allowance for doubtful accounts was deemed necessary.

Exhibit 99.2

Property and Equipment

Property and equipment are recorded at cost. Betterments are capitalized. Repair and maintenance costs are expensed as incurred. Property and equipment consisted of the following:

		December 31,
	Useful Life (Years)	2015	2014
Floating production system	40	$655,537	$—
Capitalized asset retirement costs	40	13,919	—
Accumulated depreciation		(4,818)	—
Property and equipment, net		664,638	—
Construction-in-progress		—	611,075
Total property and equipment, net		$664,638	$611,075

Construction in-progress consisted of capitalized costs incurred in association with the acquisition and construction of the Base FPS.

The Company capitalized interest on expenditures incurred for the construction of the floating production platform until the time construction was completed and the asset was ready for its intended use. During the years ended December 31, 2015 and 2014, the Company capitalized interest and realized interest rate swap settlements of $4,554 and $6,410, respectively.

Depreciation expense is computed using the straight-line method over the estimated useful lives of the assets, net of salvage value. Depreciation expense for the year ended December 31, 2015 was $4,818. Since the Base FPS had not been placed in service as of December 31, 2014, no depreciation expense was recognized during the year ended December 31, 2014.

The recoverability of long-lived assets are evaluated when events or changes in circumstances indicate that the carrying amount of the long-lived asset might not be recoverable. If such impairment indicators exist, the Company performs a two-step impairment test. First, the undiscounted future cash flows of the long-lived assets are estimated and compared to assets’ carrying value, and, if the undiscounted cash flows are less than the carrying value, the assets are considered impaired. Second, the impairment loss is measured by reducing the carrying value to the estimated fair value of the assets which is determined through either quoted market prices in active markets or present value techniques. No impairment losses were recorded for the years ended December 31, 2015 and 2014.

Asset Retirement Obligations (“AROs”)

AROs are legal obligations associated with the removal and abandonment of tangible long-lived assets and are recognized in the period in which it is incurred, if a reasonable estimate of fair value can be made. AROs are initially measured at their estimated fair values and recorded as liabilities with an increase as well to the carrying amount of the related long-lived asset. In future periods subsequent to initial recognition, accretion of the liability is recognized each period and the asset is depreciated using the straight-line method over its useful life. During the year ending December 31, 2015, the Company recorded an ARO for the dismantlement of the Base FPS.

The following table provides the changes in the ARO liability for the year ended December 31, 2015:

Balance at December 31, 2014	$—
Liabilities incurred in the current period	13,919
Accretion	538
Balance at December 31, 2015	$14,457

Revenue Recognition

The Producers will pay the Company a production handling fee per barrel of oil equivalent (“BOE”), which is tiered, and which will decrease throughout the term of the contract, based on delivery of specific levels of production to the FPS, a suspension fee

Exhibit 99.2

if targeted capacity levels are not met, and a decommissioning fee, which will be used to fund the decommissioning and abandonment of the Base FPS. All costs relating to the operation of the facility are the obligation of the Producers, with the exception of certain excluded costs.

As a result of the tiered fee structure, the Company recognizes revenue from the production handling fees based on the estimated average production handling fee and the production handled during the period from each prospect. The estimated average production handling fee is determined as the estimated remaining expected fees divided by the estimated future production (risk-adjusted proved, probable and possible reserves) from the Anchor Prospects and Additional Priority Prospects.

Production handling fees billed in excess of revenue recognized are recorded as deferred revenue. At December 31, 2015, deferred revenue related to the production handling fees was $177,519. There were no fees billed or earned in 2014.

The Company bills the Producers a suspension fee when a "suspension event" occurs. A suspension event is considered to occur if prior to FPS owner-payout on a rolling 30-day production from any Anchor prospect ceases or is suspended for a period of at least 336 hours and the total processing fees for that month for all production, including any production from third party prospects, delivered to the FPS are less than the suspension fee. The suspension fee paid by the Producers of the prospects is determined as one-twelfth of eight (8) percent of the amount required to achieve FPS owner-payout. No suspension fees were earned or billed during the years end December 31, 2015 and 2014.

The Company invoices the Producers a decommissioning fee for each BOE processed. The decommissioning fee per BOE processed is determined based on the estimated future decommissioning costs for the Base FPS and the estimated future production. Within 90 days of the date of last sustainable production from the Anchor Prospects and Additional Priority Prospects, the Company may elect to (i) abandon and remove the Base FPS using the decommissioning fees collected from the Producers, (ii) retain ownership of the Base FPS and assume the obligation of the abandonment and removal costs, including refunding the decommissioning fees collected from the Producers, or (iii) delay provisionally for a further 90 days its determination to abandon and remove or retain ownership of the Base FPS. At the current time it is uncertain which election will be taken by the Company. Due to the significant length of time before the removal and abandonment costs are expected to occur, the decommissioning fees are recorded as long-term accounts receivable and long-term deferred revenue when billed. Cash collected on the fees are recorded as long-term restricted cash. The Company has billed $409 of decommissioning fees and has collected and recorded $284 of long- term restricted cash during the year ended December 31, 2015.

Operating Costs

The Base FPS is operated by LLOG Exploration Offshore, LLC (the “Base Operator”) on behalf of the Producers (See Note 6). With the exception of certain excluded costs, the Base Operator initially pays and discharges all necessary and reasonable costs incurred in connection with the performance, operation, repair, and maintenance activities of the Base FPS. The Base Operator receives reimbursements of costs incurred from the Producers under Production Handling and Floating Production System Use Agreements (“Production Agreements”) (See Note 6). The Base Operator allocates the Base FPS costs and related overhead among the producers in accordance with the applicable provisions of the Production Agreements.

Use of Estimates

When preparing financial statements in conformity with U.S. GAAP, management must make estimates and assumptions based on information available at the time. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosures of contingent assets and liabilities as of the date of the financial statements. Estimates and assumptions are based on information available at the time such estimates and assumptions are made. Adjustments made with respect to the use of these estimates and assumptions often relate to information not previously available. Uncertainties with respect to such estimates and assumptions are inherent in the preparation of financial statements. Estimates and assumptions are used in, among other things i) developing fair value estimates, including assumptions for future cash flows and discount rates, for the interest rate swap derivative valuations, ii) analyzing long-lived assets for possible impairment, iii) estimating the useful lives of assets, iv) estimating the inputs required in calculating the asset retirement obligations, and v) determining the estimated average production handling fee rates using third- party oil and natural gas reserve estimates for revenue recognition purposes. Actual results could differ materially from estimated amounts.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents, restricted cash, accounts receivable, and derivative instruments.

Exhibit 99.2

Cash and cash equivalents and restricted cash include investments in money market securities and securities backed by the U.S. government. The Company’s cash accounts, which at times exceed federally insured limits, are held by major financial institutions. The Company believes that no significant concentration of credit risk exists with respect to cash and cash equivalents or its derivative instruments.

The Company has concentrations of credit risk from its sources of revenue and accounts receivable due to the limited geographic area in which the Company operates and its single revenue generating asset. The Base FPS, which is located in the Gulf of Mexico, provides processing capacity that links producers of oil, natural gas, liquids, and condensate, to onshore markets in the region. The Company has a concentration of accounts receivable balances due from the Producers engaged in the production of oil and natural gas in the Gulf of Mexico through the Base FPS. These customers may be similarly affected by changes in economic, regulatory, weather, or other factors.

Debt Issuance Costs

The Company incurred debt issuance costs of $14,983 in connection with the Credit Facility entered into on June 20, 2014. Debt issuance costs are recorded as a reduction of the related long-term debt and amortized over the term of the debt. Amortization related to debt issuance costs totaled $1,997 and $1,156 for the years ended December 31, 2015 and 2014, respectively. Amortization of debt issuance costs is included in interest expense or was capitalized as a component of interest cost prior to the Base FPS being placed into service. The Company adopted Accounting Standards Update No. 2015-03 (“ASU 2015-03”) in 2015, therefore, at December 31, 2015 and 2014, the Company had $11,830 and $13,789, respectively, of deferred financing costs which have been classified as a reduction of long-term debt.

Income Taxes

The Company files its federal income tax return as a limited liability corporation under the Internal Revenue Code. In lieu of corporate income taxes, the members of the Company are taxed on their proportionate share of the Company’s taxable income. Accordingly, no provision or liability has been recognized for federal income tax purposes in the accompanying financial statements, as taxes are the responsibility of the individual members of the Company.

The Base FPS operates in federal waters in the Gulf of Mexico, and is therefore not subject to state income tax.

Each income tax position is assessed using a two-step process. A determination is first made as to whether it is more likely than not that the income tax position will be sustained, based upon technical merits, upon examination by the taxing authorities. If the income tax position is expected to meet the more likely than not criteria, the benefit recorded in the financial statements equals the largest amount that is greater than 50% likely to be realized upon its ultimate settlement. The Company includes tax-related interest and penalties in income tax expense. The Company had no uncertain tax positions as of December 31, 2015 and 2014. During the years ended December 31, 2015 and 2014, the Company did not incur any income tax-related interest or penalties.

None of the Company’s federal income tax returns are currently under examination by the Internal Revenue Service (“IRS”). However, fiscal years 2012 and later remain subject to examination by the IRS.

Derivative Financial Instruments

Financial derivatives are used as part of the Company’s overall risk management strategy in order to reduce the effects of interest rate fluctuations on its variable interest rate debt.

The Company has not designated any of its derivative contracts as accounting hedges, and therefore, all of the derivative instruments are being marked-to-market on the balance sheets, with changes in fair value recorded in the statements of operations.

Although the counterparties provide no collateral, the derivative agreements with each counterparty allow the Company, so long as it is not a defaulting party, after a default or the occurrence of a termination event, to set-off an unpaid derivative agreement receivable against the interest of the counterparty in any outstanding balance under the credit facility. If a counterparty were to default in payment of an obligation under the derivative agreements, the Company could be exposed to interest rate fluctuations.

Revision

The Company has corrected its 2014 statement of members’ equity to reflect a correction of the number of class A units outstanding. In the previously issued 2014 financial statements, the Company incorrectly reflected Class A units outstanding of 383,363 and 569,749 as of December 31, 2013 and 2014, respectively, and 186,386 Class A units issued in 2014. These amounts have been

Exhibit 99.2

corrected to 92,164 Class A units outstanding as of December 31, 2013 and 2014 with none issued during 2014. This correction had no impact on the Company’s balance sheet or statements of operations or cash flows. The Company has evaluated the impact of these revisions and determined that they were not material.

The Company has also reclassified and allocated its previously reported accumulated deficit as of December 31, 2014 and 2013 of $4,367 and $2,965, respectively, to the respective class of equity interests pursuant to the LLC Agreement. This reclassification had no impact on the Company’s balance sheet or statements of operations or cash flows.

Recent Accounting Pronouncements

The FASB issued Accounting Standards Update No. 2014-09 (“ASU 2014-09”), which creates Topic 606, Revenue from Contracts with Customers, which supersedes the revenue recognition requirements of Topic 605, Revenue Recognition, including most industry-specific revenue recognition guidance throughout the Industry Topics of the Codification. ASU 2014-09 is based on the core principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In addition, ASU 2014-09 requires enhanced financial statement disclosures over the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. ASU 2014-09 is effective for public entities for annual and interim periods beginning after December 15, 2017 and effective for nonpublic entities for annual periods beginning after December 15, 2018 and interim periods within annual periods beginning after December 15, 2019. Both public and nonpublic entities are permitted to early adopt and apply ASU 2014-09 starting with annual periods beginning after December 15, 2016. ASU 2014-09 may be applied retrospectively to each prior period presented, or retrospectively with the cumulative effect recognized as of date of adoption. The Company is currently evaluating the impact of the adoption of ASU 2014-09 on its financial statements.

3. Debt

On June 20, 2014, the Company entered into a $400 million credit facility with a consortium of banks to issue term construction loans of $333 million, with a maturity date of September 20, 2021, and issue letters of credit of $67 million supporting the Company’s debt service reserve obligations. The outstanding balance of the term loans as of December 31, 2015 and 2014 was
$293,410 and $319,211, net of debt issuance costs of $11,830 and $13,789, respectively. The credit facility bears interest at the applicable London Interbank Offered Rate plus a margin of 3.25% for the first three years, 3.5% for the next three years, and 3.75% for the years thereafter, or an alternate margin computed based on the Prime Loan Rate plus applicable margins of 2.25% for the first three years, 2.5% for the next three years, and 2.75% thereafter. As of December 31, 2015 and 2014, the Company’s interest rate was 3.68% and 3.42%, respectively.

The credit facility requires repayments beginning on the conversion date, which occurs when each of the following conditions are met: (i) final completion of the platform has occurred, (ii) all project costs have been paid in full, and (iii) all material governmental authorizations have been obtained. The repayment schedule requires four payments per year through the maturity date of the credit facility. Repayments began in August 2015.

The credit facility is secured by mortgages on the Company’s Base FPS.

The Company must comply with various restrictive covenants in the credit agreement. These covenants include, among others: maintenance of insurance, obtaining interest rate protection agreements, performance under the project documents, limitations on additional indebtedness, and restrictions on the declaration or payment of dividends. As of December 31, 2015 and 2014, the Company was in compliance with all of the restrictive covenants.

The future maturities under the credit facility as of December 31, 2015 were as follows:

Year ending December 31,
2016	$127,787
2017	84,132
2018	40,237
2019	21,627
2020	20,440
Thereafter	11,017
$305,240

Exhibit 99.2

During the year ended December 31, 2015, the Company entered into a short-term note to finance its excess liability insurance policy. The note has an 11-month term and an annual percentage rate of 3.49%. The aggregate balance of the note as of December 31, 2015 was $121.

4. Derivative Instruments

The Company is exposed to interest rate risk through its long-term borrowings, which are variable interest rate instruments. In July 2014, the Company entered into interest rate swap contracts, expiring through November 2018, under which the Company agreed to pay an amount equal to a specified fixed rate of interest times a notional principal amount, and to receive in return, an amount equal to a specified variable rate of interest times the same notional principal amount.

The Company’s interest rate swaps at December 31, 2015 and 2014, and related fair values, were as follows:

Fair Value Interest Rate Swaps at December 31, 2015 (in thousands)
Period	Notional Amount	Contract Rate	Variable Rate Range	Fair Value
1/15 - 11/18	$78,047	1.266%	LIBOR-BBA	$(269)
1/15 - 11/18	78,047	1.266%	LIBOR-BBA	(268)
1/15 - 11/18	46,828	1.266%	LIBOR-BBA	(161)
1/15 - 11/18	46,828	1.266%	LIBOR-BBA	(161)
Total	$249,750			$(859)

Fair Value Interest Rate Swaps at December 31, 2014 (in thousands)
Period	Notional Amount	Contract Rate	Variable Rate Range	Fair Value
1/15 - 11/18	$78,047	1.266%	LIBOR-BBA	$(419)
1/15 - 11/18	78,047	1.266%	LIBOR-BBA	(424)
1/15 - 11/18	46,828	1.266%	LIBOR-BBA	(257)
1/15 - 11/18	46,828	1.266%	LIBOR-BBA	(255)
Total	$249,750			$(1,355)

The following table summarizes the fair values of the interest rate swaps, on a gross basis, at December 31, 2015 and 2014, and identifies the balance sheet location of these assets and liabilities:

Derivatives not designated as hedging instruments under ASC 815:
	Asset Derivatives		Liability Derivatives
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Total Asset (Liability)
As of December 31, 2015	Current Asset	$—	Current Liability	$(1,027)	$(1,027)
	Non-Current Asset	168	Non-Current Liability	—	168
Total		$168		$(1,027)	$(859)

As of December 31, 2014	Current Asset	$—	Current Liability	$(2,196)	$(2,196)
	Non-Current Asset	841	Non-Current Liability	—	841
Total		$841		$(2,196)	$(1,355)

Exhibit 99.2

For the years ended December 31, 2015 and 2014, the Company recognized an unrealized gain/(loss) on derivatives of $496 and $(1,355), respectively, which is included as loss on derivatives in the Company’s statements of operations. For the years ended December 31, 2015 and 2014, the Company paid cash settlements of $2,275 and $0, respectively, to the counterparties. The Company capitalized $430 of those settlements as a component of interest cost prior to the Base FPS being placed into service during the year ended December 31, 2015.

5. Fair Value Measurements

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The Company utilizes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

Level 1 -	Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities.

Level 2 -	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 -	Unobservable inputs are used when little or no market data is available.

The following table sets forth, by the fair value hierarchy, the Company’s financial assets and liabilities that are accounted for at fair value on a recurring basis as of December 31, 2015 and 2014:

	Market Prices for Identical Items (Level 1)	Significant Other Observable Inputs (Level 2)	Significant unobservable Inputs (Level 3)	Total
At December 31, 2015
Liabilities
Interest Rate Swap	$—	$859	$—	$859

At December 31, 2014
Liabilities
Interest Rate Swap	$—	$1,355	$—	$1,355

6. Related Party Transactions

Production Handling and Floating Production System Use Agreements

The Company entered into separate production handling agreements with the Producers which are effective for an initial term of five (5) years and will be automatically extended for successive five (5)-year periods unless and until terminated by the Company or the Producers pursuant to the terms of the agreements. Termination of the agreements may occur i) at the end of the economic life of the reserves of the prospects; ii) upon the occurrence of an event of default (as defined in the agreement); iii) any act of omission that constitutes gross negligence or willful misconduct; iv) by the Company, if after first commercial production, there has been no production for two (2) years, and there are no then-current operations underway to reestablish production, or the aggregate production being processed by the FPS is less than 2,000 BOE per day for 180 consecutive days; v) if damage to the FPS renders the FPS an actual or constructive loss; vi) if maintenance or repair, or a change mandated by a government authority to the FPS requires major work and the Producers decline to become a participating producer; or vii) by the Company, if a suspension period for a producer does not terminate by July 31, 2018.

The Producers currently hold Class A Units in the Company. Under the Production Agreements, the Company agreed to construct and decommission the Base FPS that accepts dedicated production from the Anchor Prospects, which then processes the production and delivers comingled processed oil, natural gas, and condensate to the oil and natural gas laterals, which connect to pipelines, which transport the oil, natural gas, and condensate to shore. In addition, the Company ensures that the Base Operator operates the Base FPS according to the project agreements.

The Company billed the Producers a total of $268,875 for production handling fees and decommissioning fees for services performed during the year ended December 31, 2015. As of December 31, 2015, the Company had a receivable of $82,081 due from the Producers. There were no fees billed during 2014.

Exhibit 99.2

Asset Management Agreement

Consolidated Asset Management Services (Texas), LLC (“CAMS”), provides construction and asset management services to the Company under the terms of an Asset Management Agreement (“AMA”). CAMS is indirectly owned by Tessa Group, LLC, a general partner holding a 60% partnership interest in CAMS and ArcLight Asset Management, LLC, a limited partner holding a 40% partnership interest in CAMS, and an affiliate of ArcLight Capital Partners, LLC (“ArcLight”). At December 31, 2015, ArcLight holds an effective 38.8% interest in the Company’s Class A units through its subsidiaries Stork Offshore Holdings, LLC and Pinto Offshore Holdings, LLC (51.7% at December 31, 2014).

The initial term of the AMA was through the date of First Commercial Production, which is defined as the date on which the last of the following occurs: (a) the Base FPS has been constructed, installed, and commissioned pursuant to the Construction Contracts and the Project Management Agreement, (b) production is delivered from an Anchor Prospect to the Base FPS and the Base FPS accepts such delivery, or (c) the Base FPS delivers hydrocarbons to the Lateral Facilities for delivery to the Commercial Pipeline Delivery Point. The initial term of the AMA ended in April 2015. As no party declined to extend the AMA with one hundred twenty (120) days written notice before the end of the initial term, the AMA was and will continue to be automatically renewed for successive periods of one (1) year each until such an extension decline occurs. CAMS is paid a fixed monthly fee and recovers the expenses it incurs under the AMA.

During the years ended December 31, 2015 and 2014, the Company incurred costs of $225 and $493, respectively, related to the AMA, of which $66 and $493, respectively, were capitalized as costs related to the Floating Production Platform.

As of December 31, 2015 and 2014, the Company had accounts payable due to CAMS of $19 and $19, respectively.

Project Management Agreement and Operating Agreement

LLOG Exploration Offshore, LLC (“LLOG”), provided project management services to the Company under the terms of a Project Management Agreement (“PMA”). LLOG, along with its subsidiary, LLOG Bluewater Holdings, LLC holds a combined interest in the Company of 5.5%.

The PMA terminated on the earliest of: (a) First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs; (b) written consent of all Parties terminating the PMA; or (c) at the election of each Owner, with respect to its respective Project Facilities or the election by all Owners with respect to all Project Facilities, upon termination of all Production Handling Agreements or Transportation Agreements, in accordance with their termination provisions. First Commercial Production and the substantial completion of all activities under the Construction Contracts and payment of Project Costs occurred in April 2015, at which point, the PMA terminated, and the Operating Agreement between the Company and LLOG became effective. LLOG was paid a fee equal to 2.5% of the incurred project costs, and recovered the expenses it incurred under the PMA. Under the Operating Agreement, LLOG operates the Base FPS and is paid a fee of 12% of the cost of operating the Base FPS, exclusive of certain legal expenses. These fees were billed directly to the Producers.

During the years ended December 31, 2015 and 2014, the Company incurred costs of $988 and $13,696, respectively, related to the PMA, which were capitalized as costs related to the floating production platform. As of December 31, 2015 and 2014, the Company had accounts payable due to LLOG of $0 and $655, respectively.

7. Commitments and Contingencies

Legal Proceedings

The Company is not currently party to any pending litigation or governmental proceedings, other than ordinary routine litigation incidental to its business. While the ultimate impact of any proceedings cannot be predicted with certainty, the Company believes that the resolution of any of its pending proceedings will not have a material effect on its financial condition or results of operations.

Environmental Matters

The Company is subject to federal and state laws and regulations relating to the protection of the environment. Environmental risk is inherent to processing platform operations, and it could, at times, be subject to environmental cleanup and enforcement actions. The Company is not aware of any material environmental matters.

8. Members’ Equity

Exhibit 99.2

There are four classes of equity units established by the LLC Agreement:

•	Class A Units - a class of capital interests issued in connection with the construction and operation of the Base FPS

•	Class B Units - a class of capital interests issued in connection with construction cost overruns with respect to the Base FPS

•	Class C Units - a class of capital interests issued in connection with expansions to the Base FPS

•	Class D Units - a class of capital interests issued in connection with unreimbursed major expenditures related to the Base FPS

Class B, C and D units have no voting rights. Distributions to members holding each class of equity units are subject to waterfall provisions contained in the amended and restated limited liability company operating agreement.

For purposes of adjusting the capital accounts of the members, the net profits, net losses, and to the extent necessary, individual items of income, gain, loss, and deduction, for any fiscal year, or other period, shall be allocated among the members in a manner such that the adjusted capital account of each member, immediately after making such allocation, is, as nearly as possible, equal (proportionately) to then distributions that would be made to such member if the Company were dissolved, its affairs wound up, and its properties sold for cash equal to their gross asset values, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the gross asset value of the asset securing such liability), and the net assets of the Company were distributed to the members immediately after making such allocation.

During 2014, $186,386 and $6,466 of Class A and Class B capital contributions, respectively, were made by the members.

On June 20, 2014, the Company declared and paid distributions to the members of Class A units of $282,378 using proceeds obtained from the Company’s credit facility.

During 2015, $8,219 and $41,392 of Class A and Class B capital contributions, respectively, were made by the members.

On August 31, 2015, and November 30, 2015, the Company declared and paid distributions to the members of Class A units of $25,848 and $82,691, respectively, using proceeds received from the production handling fees.

On September 18, 2015, Toga Offshore, LLC, the majority owner of Stork Offshore Holdings, LLC and an affiliate of ArcLight, contributed its ownership interest in the Company (approximately 49%) to its affiliate, Pinto Offshore Holdings, LLC. Subsequently, on September 18, 2015, American Midstream Delta House, LLC (an affiliate of American Midstream Partners, LP) purchased a 26.33% interest in Pinto Offshore Holdings, LLC, resulting in American Midstream Delta House, LLC owning an approximate 12.9% effective interest in the Company.

9. Subsequent Events

The Company has evaluated subsequent events through February 29, 2016, which is the date these financial statements were available for issuance.